Trupal media, inc.
1205 Lincoln Avenue
Suite 220
Miami Beach, FL 33139

May 10, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Bernard Nolan

Re:           Trupal Media, Inc.
Amendment No. 1 to Registration Statement on Form S-1, Filed April 8, 2016
File No. 333-208862

Ladies and Gentlemen:

We, Trupal Media, Inc. (the “Company”) are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) relating to the issuance by the Company of 2,485,129 of shares of common stock of the Company.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated February 1, 2016 regarding your review of the first Amendment to the Registration Statement, which was filed with the Commission on April 8, 2016.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

General

1.
You disclose throughout that you currently have 450 purchasing users. We note, however, that you refer to that number on both a monthly and daily basis. Please reconcile. Furthermore, on pages 47 and 49, you disclose projections of the daily number of purchasing users on the basis of a full and limited implementation of your business plan, respectively. As it appears that these are monthly projections, please revise or advise.

We have revised for consistency throughout.

Cover Page

2.	You refer to the remainder of fiscal 2016 when you are now in fiscal 2017. Please revise.

We have revised accordingly.

Prospectus Summary, page 5

3.	Please disclose that you have received a going concern opinion from your auditor.

We have added appropriate disclosures regarding a going concern opinion.

4.	You state that you will need a minimum of $300,000 for your gaming expansion plans. On page 50, however, you state that you will need a minimum of $250,000. Please reconcile.

We have reconciled.

Risk Factors

“No formal agreement exists between the Company and our President . . . ,” page 10

5.
You state that your chief executive officer did not transfer the Cleo’s Casino application to you for consideration pursuant to a formal agreement. Considering your disclosure on page 57, however, it appears that you did pay consideration for the transfer at a later date in the form of Series A Preferred Stock. Please provide us with an explanation of how you determined the transfer was not made pursuant to an agreement, written or oral, that called for consideration and established your ownership of the application. Furthermore, you disclose that the transfer took place on March 31, 2015. On page 5, however, you disclose that you launched this application on April 4, 2014. Please reconcile.

We have amended for consistency.

“If we do not file a Registration Statement on Form 8-A to become . . . ,” page 20

6.
We note that your revised disclosure in response to comment 10 includes an indication that you will be subject to the proxy rules under Section 15(d) of the Securities Exchange Act of 1934. Please revise.

We have removed the language referencing Rule 14A proxy requirements.

Description of Business

Current Operations, page 30

7.	You disclose here that your chief executive officer has 100% ownership of Game Media Works, Ltd. On pages F-10 and F-21, however, you disclose that he has 50% ownership. Please reconcile.

We have amended accordingly.

8.
We note that the scales on your graphs do not correspond with the metrics reported elsewhere in the prospectus. For example, the scale on your graph depicting the monthly number of purchasing users does not accord with the disclosure that you have an average of 450 purchasing users per month. Please revise or advise.

The table and graph have been revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

9.
You state that you expect to become profitable at or prior to March 2017. You, however, then state that full funding should provide for profitable operations before the close of fiscal 2018. Please reconcile or advise.

We have amended for consistency.

Certain Relationships and Related Transactions, page 56

10.
We note your response to comment 26 that Virtu Citi LLC ceased being your server provider on March 31, 2015. On pages 57 and F-22, however, you disclose that it has been charging a server rental fee through December 31, 2015. Please reconcile.

We have amended for consistency.

11.
The table on page 24 indicates that other relatives of your chief executive officer purchased shares of your common stock in a private offering. Please disclose these transactions in accordance with Item 404(d) of Regulation S-K. We refer you to Instruction 1.a.iii. to Item 404(a) of Regulation S-K.

Item 4(a) requires that a registrant disclosure, in accordance with Item 404(a), and in this case Item 404(d) of regulation S-K, any transaction, since the beginning of the registrant's last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. Instruction 1.a.iii of Item 404(a) defines the parameters for immediate family member of a director or executive officer of the registrant.  Specifically, immediate family member for purposes of disclosure under Item 404 of Regulation S-K are defined as means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director, executive officer or nominee for director.

In the present case, no immediate family member listed in the selling shareholder table shares a residence with our Director and Officer, Panayis Palexas.   None of the immediate family members lised in the selling shareholder table would otherwise be defined as related party under Instruction 1.a.i or 1.a.ii of Item 404(a) of Regulation S-K.  Furthermore, no immediate family member listed in the selling shareholder table has any dealings with the operations of the Registrant or otherwise could be deemed an affiliate or “control person” as defined by Rule 405 of the Securities Act of 1933. Therefore, there is no requirement of additional disclosure under Item 404(d) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

12.
We note the revised disclosure in response to comment 29, which indicates that the independent registered public accounting firm audited the accompanying balance sheets “as of March 31, 2015 and for the period from March 14, 2014 (Inception Date) to March 31, 2014.” Please note that the balance sheets presented in the filing are as of March 31, 2015 and 2014 whereas the periodic statements presented are for the year ended March 31, 2015 and the period from March 14, 2014 (Inception Date) to March 31, 2014. Revise accordingly.

The auditor has amended accordingly.

13.
Please explain why the report is dated March 9, 2016 with regard to Note 4. Note that dual-dating is generally appropriate for a specific event occurring after completion of the fieldwork but before issuance of the auditor's report. To the extent there has been no such event, revise to remove the March 9, 2016 date from the report. Refer to AU Section 530.

Our auditor has removed the date of March 9, 2016 from their report.

Statements of Operations, page F-4

14.
We note the revised disclosure in response to comment 30. Your revised disclosure on page F-10 indicates that capitalized software development costs recorded in connection with the acquisition of the social gaming application “Cleo’s Casino” were subsequently impaired. Please revise the caption “software development costs” in your statements of operations to indicate that you have “impaired” capitalized software development costs. This comment also applies to your statements of operations presented on page F-15.

We have revised the caption to include the “impaired” capitalized software development costs.

Notes to Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

15.
We note your response to comment 16 that you have removed all references to current operations focusing on Apple, Google, and Amazon. You, however, indicate here and on pages F-7 and F-18 that Cleo’s Casino is available on these platforms. Please revise.

We have amended accordingly.

Recent Sales of Unregistered Securities, page 61

16.
We note your response to comment 32 that the offering of 2,485,129 shares of your common stock was eligible for the Regulation S exemption from registration because it was made outside the United States to non-U.S. residents. However, it appears that Virtu City LLC, Orial Investments LLC, and Interactive Ventures LLC are entities organized under the laws of Florida with a principal place of business there. Please provide us with an explanation of your eligibility for the Regulation S exemption in connection with these offers and sales. In the alternative, please revise to indicate the exemption from registration claimed in accordance with Item 701 of Regulation S-K.

We have revised to include reference to Regulation D exemptions relied upon in tandem with Regulation S exemptions.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at your convenience.

Very truly yours,

/s/ Panayis Palexas
Panayis Palexas, President
Trupal Media, Inc.